Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mate Maker Beverages Inc.
1733 National AVE #B
San Diego, CA 92113
https://matemakerco.com/

Up to $1,000,000.00 Convertible Promissory Note.
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Mate Maker Beverages Inc.
Address: 1733 National AVE #B, San Diego, CA 92113
State of Incorporation: DE
Date Incorporated: December 28, 2020

Terms:

Convertible Promissory Notes

Offering Minimum: $15,000.00 of Convertible Promissory Note.
Offering Maximum: $1,000,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: November 21, 2026
Valuation Cap: $15,000,000.00
Discount Rate: 10.0%
Annual Interest Rate: 10.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share

Material Rights:

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Investment Incentives and Bonuses*

Loyalty Bonus

If you are a predesignated community member of Mate Maker Co., you are eligible for an additional bonus interest (10%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 3% increase in the annual interest rate.

Early Bird 2: Invest $5,000+ within the first 2 weeks | 5% increase in the annual interest rate

Early Bird 3: Invest $10,000+ within the first 2 weeks | 7% increase in the annual interest rate

Early Bird 4: Invest $20,000+ within the first 2 weeks | 10% increase in the annual interest rate

Early Bird 5: Invest $50,000+ within the first 2 weeks | 15% increase in the annual interest rate

Amount-Based Perks

Initial Investor: Invest $500+ and receive a promo code for merch.

Club Mixer: Invest $1,000+ invite to the Mate Maker investor summit/annual party plus promo codes for merch.

Event Sponsor: Invest $5,000+ access to a show by one of our ambassadors in your city, Mate Maker investor merch pack and invite to the Mate Maker investor summit/annual birthday party.

Brewmaster package: $10,000+ and receive 5% increase in the annual interest rate, Mate Maker investor merch pack, invite to the Mate Maker investor summit/annual birthday party and an exclusive brewery visit with our Brewmaster.

Flavor maker package: $25,000+ and receive 7% increase in the annual interest rate, Mate Maker investor merch pack, samples of new flavors prior to launch, VIP tickets to an ambassador show in your city, and invite to the Mate Maker investor summit/annual birthday party.

Flavor Pioneer: $50,000+ and receive 10% increase in the annual interest rate, not only all perks from previous tiers but also collaborate on your own exclusive flavor with our Brewmaster.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Mate Maker Beverages Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Overview

Mate Maker Beverages LLC ("Mate Maker" or the "Company") is a premium hard kombucha brand with a mission to craft delicious, organic, and sustainable beverages. Focused on creating drinks that are better for both consumers and the planet, Mate Maker uses real, organic ingredients without artificial additives or preservatives. The Company has already secured placement in over 500 retail accounts across Southern California, including major outlets such as Whole Foods, BevMo, and Total Wine. With an expanding footprint, Mate Maker is positioning itself to redefine how people enjoy alcoholic beverages, offering a refreshing alternative in the ready-to-drink (RTD) market. The Company is led by a team with over 40 years of experience from major beverage brands like Diageo and Firestone Walker.

Corporate Structure

Our parent company, MATE MAKER PTY LTD, was founded in NEW SOUTH WALES, AUSTRALIA in 2021. The parent company MATE MAKER PTY LTD is a holding company formed for the business's initial preparations and to receive initial investments from its Australian-based investors to launch into the Australian market. Since establishing the USA entity we are now raising money to fund the growth of the USA operations only. There is no revenue being generated by the Australian entity, all business dealings and revenue are now collected by Mate Maker Beverages Inc.

The Company's Founder, CEO, and sole Board Director, Justin Medcraft, is the majority shareholder, executive officer, and one of the board directors of MATE MAKER PTY LTD.

The Company was initially organized on 12/28/2020 in Delaware as MATE MAKER BEVERAGES LLC and converted to a Delaware corporation on 11/13/2024 as Mate Maker Beverages Inc. The Company has been a wholly-owned subsidiary of MATE MAKER PTY LTD since its initial incorporation in 2020.

The Company's Intellectual Property ("IP")

Mate Maker Pty Ltd assigned the rights, title, and interest of the MATE MAKER US trademark, serial number 97915696, and filed with the USPTO on 08/16/2024, to the Company in exchange for $7,095.13. All IP has been transferred from the Australian entity to the USA entity and the AU entity is used as a holding company.

Competitors and Industry

Industry

The RTD alcoholic beverage market in the U.S. is booming, valued at $13 billion, with a year-over-year growth rate of 4%. Hard kombucha, a subcategory of this market, is growing at an even faster rate, with a projected compound annual growth rate (CAGR) of 23.5%, expected to reach $273.2 million by 2030. As consumer preferences shift toward health-conscious, natural, and environmentally friendly products, brands like Mate Maker are better positioned to capitalize on this trend. The Company's focus on organic, sustainably produced beverages resonates with the increasing demand for healthier alcohol alternatives.

https://www.bevnet.com/spirits/2024/niq-fourth-category-products-reach-13-billion/

Competitors

Mate Maker competes in the hard kombucha and broader RTD alcoholic beverage market. Notable competitors in the hard kombucha space include brands like JuneShine, Boochcraft, and Flying Embers, all of which offer similar health-conscious, organic products. However, Mate Maker differentiates itself by focusing on full transparency, sustainable practices, and real, organic ingredients. In the broader RTD market, competitors include White Claw and Truly, but Mate Maker's focus on kombucha and health-driven products sets it apart from these larger seltzer brands.

Current Stage and Roadmap

Current Stage

Since its launch, Mate Maker has seen impressive growth, securing placement in over 500 retail accounts, including major chains such as Whole Foods, BevMo, and Total Wine. In its first year, the Company sold over 4,200 cases and gained significant media attention through features in Rolling Stone and Forbes. Mate Maker's product has also been recognized with multiple awards, including at the San Diego International Beer Competition. The Company's 6.5x year-over-year growth from 2023 to 2024, along with high repeat orders every 60 days from its retail partners, demonstrates strong traction and positions the brand for continued success in the beverage industry.

Future Roadmap

Mate Maker aims to continue expanding its presence within California and into new markets. The Company plans to strengthen its distribution network with both chain retailers and independent outlets, increasing sales across on- and off-premise channels. In addition to scaling its retail partnerships, Mate Maker will focus on creating new product innovations, introducing seasonal specialties and diversifying its product portfolio to cater to growing consumer demand. With a goal to become a leading player in the hard kombucha and RTD markets, Mate Maker also intends to look at expanding its presence outside of California.

The Team

Officers and Directors

Name: Justin Ronald Medcraft

Justin Ronald Medcraft's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Principal Accounting Officer, Director & Founder
  Dates of Service: December, 2020 - Present
  Responsibilities: CEO and Founder overseeing all functions from fundraising, marketing, sales strategy, wholesaler network, production, finance and compliance. Salary: 30,000-60,000 depending on the performance and goals obtained.

Other business experience in the past three years:

- Employer: Firestone Walker Brewing Co
  Title: Brand Director- Firestone Walker
  Dates of Service: June, 2020 - July, 2021
  Responsibilities: Working directly with the CMO and leadership team tasked with leading product innovation, brand management and communications across a portfolio of beers under Firestone Walker.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and

should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Note in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers

and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies.

As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities,

reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

If We Do Not Comply With The Specialized Regulations And Laws That Regulate The Alcoholic Beverage Industry, Our Business Could Be Materially Adversely Affected

The alcohol industry is regulated extensively by federal agencies, including without limitation the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), the Federal Communications Commission and the Food and Drug Administration. Every state has its own separate alcoholic beverage regulations and regulatory agencies, including without limitation the California Department of Alcoholic Beverage Control ("ABC"), the California Department of Food and Agriculture, the California Department of Tax and Fee Administration. Many local jurisdictions have separate rules and regulations governing the alcohol industry as well. Regulated areas include licensing, production, importation, exportation, distribution, retail, sale, product labeling and advertising, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, franchise laws, trade practices (including marketing methods, and interactions and relationships among the three tiers of the alcohol industry -- producers, wholesalers and retailers). We cannot assure you that we are or will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience to comply with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses, tax permits, registrations and additional approvals issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, import, distribute, sell and ship alcohol. We have basic permits with TTB under the Federal Alcohol Administration Act, and we will have state importation permits with ABC, and various out-of-state permits with other states. These approvals and permits as well as our other registrations and approvals must remain in compliance with state and federal laws in order to keep our licenses in good standing. There is no guarantee the Company can maintain its current licenses, permits, registrations and other government approvals. There is no guarantee the

Company will be able to obtain additional licenses, permits, registration and other government approvals to grow or adjust its business objectives. Failure of investors to disclose information to the Company can result in compliance failures. Generally, compliance failures of any sort can result in fines, license suspension, license revocation, and expulsion of owners or officers from the Company by federal and state agencies. In some cases, compliance failures can also result in cease-and-desist orders, injunctive proceedings or other criminal or civil penalties by federal and state agencies. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal government and most states impose taxes on alcohol beverage production, distribution, shipping and/or sales in varying amounts which are frequently changing. Significant increases in such taxes on alcohol beverage products and delivery thereof could materially and adversely affect the financial condition or results of operations for the Company, and thereby affect the Company and/or its subsidiaries' operations.

Federal And State Laws Governing Ownership Interests In Alcoholic Beverage Licensees May Impact Your Ability To Invest In The Company.

Alcohol beverage licensees, their owners, officers, employees and agents are subject to state and federal trade practices and "tied-house" laws that restrict and/or prohibit certain ownership or financial interests, relationships and interactions among and between the three tiers of the alcoholic beverage industry – those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules and exceptions to the rules regarding such investments are materially different among the federal government and each state. They are also subject to frequent change and varying degrees of enforcement and focus. Further, alcohol beverage licensees are subject to applicable state and federal laws restricting and/or prohibiting ownership and relationships with individuals with certain criminal histories, including without limitation, felonies, certain misdemeanor violations, and crimes of moral turpitude. We cannot make any assurances that investments in the company by investors are permissible by the federal government or state regulatory agencies if (a) an investor or qualifying family member has an impermissible criminal violation, or (ii) such investor or investor's qualifying family member holds direct or indirect interests in domestic or foreign alcoholic beverage licensees or, in some instances, is even just employed by or contracted as an agent with another licensee, or (c) such investor's investment results in any other trade practice or tied-house violation under state or federal law. No state alcohol regulatory agency or federal alcohol regulatory authority has reviewed, passed on or endorsed the merits, adequacy or accuracy of this Offering, or the conformity of its/their provisions under any law or act, including without limitation the California Alcohol Beverage Act or Federal Alcohol Administration Act. It is within the purview of the TTB, ABC and each state alcohol regulatory agency to investigate our compliance with federal and state trade practice and tied-house requirements regardless of such investors' amount of investment in the Company. In connection therewith, the Investor is required to represent and warrant to the Company in connection with this offering that each investor is not disqualified under applicable laws from owning equity interests in the Company and that Investor will promptly provide the Company with all information and documentation necessary or desirable for the Company to make such determination. If an investor is disqualified at the time of investment, not truthful in its representation to the Company, or subsequently takes any actions or causes any omissions that result in a disqualifying event, the investor's shares may be subject to redemption.

Compliance with Alcohol Beverage Laws and Potential Ownership Restrictions Including Redemption

Investors should be aware that the Company operates in a highly regulated environment, particularly concerning federal, state, and local alcohol beverage laws, including Tied-House laws. These laws govern the relationships between alcohol manufacturers, wholesalers, and retailers to prevent undue influence and ensure fair competition. If the Company determines, in its sole discretion and upon the advice of counsel, that an investor's continued ownership of stock, or failure to provide requested information to verify compliance with these laws, jeopardize the Company's current or prospective alcoholic beverage licenses, privileges, or its overall compliance with applicable laws, the Company reserves the right to redeem some or all of the investor's shares or require the investor to withdraw from the Company. If an investor's ownership creates a violation or risk of violating Tied-House laws—such as through prohibited ownership in another tier, undue influence, or regulatory changes— the investor may be required to sell or transfer their ownership interest. This transfer must occur within a set period and at fair market value, subject to the Company's right of first refusal and approval of any third-party transfer. These actions are essential to ensure the Company's continued compliance and protect its licenses and operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mate Maker Pty Ltd.	21,207,314	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and Series CF 2024 - Convertible Promissory Notes.

Common Stock

The amount of security authorized is 30,000,000 with a total of 21,207,314 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

Series CF 2024 - Convertible Promissory Notes

The security will convert into Common stock and the terms of the Series CF 2024 - Convertible Promissory Notes are outlined below:

Amount outstanding: $0.00
Maturity Date: November 21, 2026
Interest Rate: 10.0%
Discount Rate: 10.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Qualified Financing Event

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at a conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a convertible note holder of the company, you will have no voting rights. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 21,207,314
  Use of proceeds: Issuance of shares to parent entity post-corporate conversion
  Date: November 13, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

While the Company was initially organized in December 2020, it did not conduct business operations until April 2023. In order to provide a clearer view of the Company's financial performance, this Results of Operations section is divided between since inception on 12/28/2020 to 12/31/2023 and from 1/1/2024 to 9/30/2024, the date on which the financial review was completed.

Revenue

Revenue since inception to the end of the fiscal year 2023 was $125,863.00 compared to $293,711.00 from the start of fiscal year 2024 to the date of the financial review report. The increase in revenue is due to the Company expanding its market reach, securing new retail accounts, and increasing product demand after it began business operations in April 2023.

Cost of Sales

Cost of Sales since inception to the end of the fiscal year 2023 was -$75,395.00 compared to -$143,575.00 from the start of the fiscal year 2024 to the date of the financial review report. The increase in the cost of sales is a result of higher production costs due to expanded operations and the sourcing of materials to meet growing customer demand.

Gross Margins

Gross margins since inception to the end of the fiscal year 2023 were $50,468.00 compared to $171,012.00 from the start of the fiscal year 2024 to the date of the financial review report. The improvement in gross margins reflects an increase in sales and more efficient production processes that allowed the Company to optimize profitability.

Expenses

Expenses since inception to the end of the fiscal year 2023 were $257,286 compared to $356,571 from the start of the fiscal year 2024 to the date of the financial review report. This increase in expenses can be attributed to better cost management and scaling efficiencies, despite the increased revenue and expansion efforts. The increase in expenses is primarily driven by headcount increases as we hired an additional sales resource in January 2024. Headcount from 2023 was $88,778, and in 2024 it increased to $197,894 as a result of going from one sales resource to two sales resources.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future because of consistent sales growth, increased market penetration, and improved operational efficiency. Past cash was primarily generated through sales, equity investments, and expansion into new retail accounts. Our goal is to continue scaling the business, focusing on further product development and increasing our distribution channels to enhance future revenue and cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has capital resources available in the form of a shareholder loan in the amount $3,107 in cash on hand. The Company is currently not utilizing any lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our expansion of retail distribution, increase in production capacity, and marketing efforts to continue growing our brand in the marketplace.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 99% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal. The success of this campaign will provide the necessary capital to sustain our operations and execute our growth strategy.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $60K for expenses related to salaries, inventory, and marketing costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 24 months. This is based on a projected monthly burn rate of $80K for expenses related to salaries, scaling production, marketing, and R&D efforts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including potential equity investments and future crowdfunding rounds. We are also exploring options for commercial lines of credit as the business continues to grow.

Indebtedness

- Creditor: Justin Medcraft
  Amount Owed: $11,868.00
  Interest Rate: 0.0%
  As of September 30, 2024, the Company had outstanding Short-term payable of $11,868 to its member, Justin Medcraft, representing advances made as payment for some short-term costs like payroll. The balance is a non-interest bearing loan and is payable on demand.

- Creditor: Mate Maker Pty Ltd.
  Amount Owed: $14,417.00
  Interest Rate: 0.0%
  As of September 30, 2024, the Company had outstanding Loans Payable of $14,417 to its Parent Company, Mate Maker Pty Ltd., representing funds transferred during the early stage of the Company. The balance is a non-interest bearing loan and is payable on demand.

- Creditor: Everest Business Holdings
  Amount Owed: $28,310.00
  Interest Rate: 0.0%
  The Company entered into a revenue-based financing arrangement on May 14, 2024, where it received funding of $28,755. Repayment terms include payments of $340 each weekday, Monday to Friday, for 172 days. The total expected amount of the repayment is $40,800. The remaining balance as of September 30, 2024, is $28,310.

- Creditor: Financing Arrangements
  Amount Owed: $21,867.00
  Interest Rate: 4.0%
  The Company entered into two receivables financing arrangements in June and September 2024, where it agreed to sell $10,000 and $25,000, respectively, of its future receivables in exchange for funds. The interest rate for the financing arrangement is 4%. The remaining balances on the financing arrangements are $9,450 and $21,867, as of September 30, 2024.

Related Party Transactions

- Name of Person: Justin Medcraft
  Relationship to Company: Sole Officer and Director
  Nature / amount of interest in the transaction: As of September 30, 2024, the Company had outstanding Short-term Loans Payable of $11,868 to its member, Justin Medcraft, representing advances made as payment for some short-term costs like payroll.

Material Terms: The balance is a non-interest bearing loan and is payable on demand

- Name of Entity: Mate Maker Pty Ltd.,
  Names of 20% owners: Justin Medcraft
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As of September 30, 2024, the Company had outstanding Loans Payable of $14,417 to its Parent Company, Mate Maker Pty Ltd., representing funds transferred during the early stage of the Company.
  Material Terms: The balance is a non-interest bearing loan and is payable on demand.

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; and (ii) there are no outstanding options or warrants. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $600,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development, and market testing.

- Inventory
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's hard kombucha products in preparation for the expansion of retail accounts and further distribution.

- Company Employment
  20.0%
  We will use 25% of the funds to hire key personnel for daily operations, including roles such as Office Administration, Sales, Marketing, and Customer Service. Wages will be commensurate with training, experience, and position.

- Working Capital
  25.0%
  We will use 25% of the funds for working capital to cover expenses related to ongoing day-to-day operations, including the expansion into new markets and scaling production.

- Marketing
  9.5%
  We will use 9.5% of the funds to market the crowdfunding campaign and ensure the campaign reaches the widest possible audience.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://matemakerco.com/ (https://matemakerco.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mate-maker

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Mate Maker Beverages Inc.

[See attached]



Mate Maker Beverages, Inc. (formerly Mate Maker Beverages LLC)
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Period Ended September 30, 2024 and Inception - December 31, 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Mate Maker Beverages, Inc. Management

We have reviewed the accompanying financial statements of Mate Maker Beverages, Inc. (the Company) which comprise the statement of financial position from its inception through December 31, 2023, and for the period ended September 30, 2024 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the year and period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 14, 2024

MATE MAKER BEVERAGES INC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of September 30, 2024	Inception to December 31, 2023
ASSETS		
Current Assets:		
Cash and Cash Equivalents	(3,107)	485
Accounts Receivable	49,260	13,951
Inventories	174,340	98,352
Prepaid Expenses	7,415	-
Total Current Assets	227,908	112,788
Non-Current Asset:		
Other Non-Current Assets	-	-
Total Non-Current Asset	-	-
TOTAL ASSETS	227,908	112,788
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities:		
Accounts Payable	61,127	-
Payroll Liability	360	-
Short-term Loan - Related Party	11,868	5,439
Short- Term Loan	28,310	-
Loans Payable - Parent Company	14,418	14,418
Deferred Revenue (Receivables Financing)	31,317	-
Total Current Liabilities	147,400	19,856
Non-Current Liability:		
Other Non-Current Liability	-	-
Total Non-Current Liability	-	-
TOTAL LIABILITIES	147,400	19,856
MEMBER'S EQUITY		
Capital Contribution	560,000	305,000
Accumulated Deficit	(479,491)	(212,069)
TOTAL MEMBER'S EQUITY	80,509	92,931
TOTAL LIABILITIES AND MEMBER'S EQUITY	227,908	112,788

MATE MAKER BEVERAGES INC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Jan 1, 2024 to September 30, 2024	Inception to Year Ended, December 31, 2023
Sales	293,711	125,863
Sales Discounts	(3,688)	(5,250)
Cost of Sales	(143,575)	(75,395)
Gross Profit	146,448	45,218
Operating Expenses		
General and Administrative Expense	155,517	157,995
Advertising and Marketing Expense	-	3,721
Payroll Expense	197,894	88,778
Professional Fees	3,160	6,792
Total Operating Expenses	356,571	257,286
Total Loss from Operations	(210,123)	(212,069)
Other Income/Expense		
Other Income	57	-
Other Expense	(10,530)	-
Total Other Income/Expense	(10,473)	-
Net Loss	(220,596)	(212,069)

MATE MAKER BEVERAGES INC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Retained Earnings (Deficit)	Total Member's Equity
	Units	$ Amount		
Inception April 2023	-	-	-	-
Contribution		305,000	-	305,000
Net loss	-	-	(212,069)	(212,069)
Ending balance at 12/31/23	-	305,000	(212,069)	92,931
Contribution	-	255,000	-	255,000
Period Adjustment	-	-	(46,826)	(46,826)
Net loss	-	-	(220,596)	(220,596)
Ending balance at 09/30/24	-	560,000	(479,491)	80,509

MATE MAKER BEVERAGES INC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	January 1, 2024 to September 30, 2024	Inception to December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(220,596)	(212,069)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Accounts Receivable	(35,309)	(13,951)
Prepaid Expenses	(7,415)	-
Inventories	(75,988)	(98,352)
Accounts Payable	61,127	-
Payroll Liability	360	-
Period Adjustment	(15,509)	-
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	(72,734)	(112,303)
Net Cash used in Operating Activities	(293,330)	(324,371)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash provided by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Short-term Loan	28,310	-
Short-term Loan - Related Party	6,429	5,439
Loans Payable - Parent Company	0	14,418
Capital Contribution	255,000	305,000
Net Cash provided by Financing Activities	289,740	324,856
Cash at the beginning of period	485	-
Net Cash increase for period	(3,591)	485
Cash at end of period	(3,107)	485

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Mate Maker Beverages Inc. ("the Company") was formed in Delaware on December 20th, 2020 as Mate Maker Beverages, LLC, a limited liability company. The Company underwent a statutory conversion in November 2024 and became Mate Maker Beverages, Inc.

Although the Company was formed in 2020, it did not have financial activity until April 2023 when it began operations. It launched its line of alcoholic kombucha products in 2023 and established a third-party co-packing agreement with Local Roots, also known as "Organic Craft Brewing," as its co-packing partner. The Company initially partnered with Classic Distributing to bring its products to retailers. In 2024, the Company expanded its distribution into the Los Angeles and Orange County territories in partnership with SCOUT Distributing to reach additional retailers across these regions. The Company is headquartered in the City of Middletown, and its customers are primarily located in San Diego.

Mate Maker Beverages, Inc. is a wholly owned subsidiary of Mate Maker Pty Ltd (Holding Co.) which is an Australian Company.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of September 30, 2024 and December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized loss on the first year of operation and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

However, the companies forecasting and financial modelling has identified the breakeven point to be once it reaches the 70,000 CE annual threshold at which point the company will start to turn a profit. In 2026 the company is forecasted to turn a profit with a forecasted Gross margin of $1.12million and an EBITDA of $197,010.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of September 30, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had a negative cash balance of $3,107 as of September 30, 2024 and a balance of $485 as of December 31, 2023.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The Company's accounts receivable as of September 30, 2024 and December 31, 2023 amounted to $49,260 and $13,951, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. Currently, Management does not deem it necessary to have an allowance. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. No allowance for doubtful accounts has been recognized in 2023 and as of September 30, 2024.

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at September 30, 2024 and December 31, 2023 were valued at $174,340 and $98,352, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling hard kombucha in the on premise/bars and local independent bottle shops in the San Diego Market. The Company's copacker, Organic Craft brewing is paid from distributors and then organic craft brewing pays the Company for the product sales in market. The Company's payments are generally collected at time of sale and delivery of goods.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, utilities, supplies and other miscellaneous expenses.

Advertising and Marketing Expense

Advertising and marketing expenses associated with marketing the Company's products are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of September 30, 2024 and December 31, 2023, the Company had outstanding Short-term Loans Payable to its member, Justin Medcraft, amounting to $11,868 and $5,439, respectively. This represents advances made as payment for some short-term costs like payroll. The balance is a non-interest bearing loan and is payable on demand (see Note 5).

Also, the Company had outstanding Loans Payable of $14,418 to its Parent Company, Mate Maker Pty Ltd., as of September 30, 2024 and December 31, 2023. This represents funds transferred during the early stage of the Company. The balance is a non-interest bearing loan and is payable on demand (See Note 5).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of September 30, 2024 and December 31, 2023, the Company had outstanding Short-term Loans Payable to its member, Justin Medcraft, amounting to $11,868 and $5,439, respectively. This represents advances made as payment for some short-term costs like payroll. The balance is a non-interest bearing loan and is payable on demand.

Also, the Company had outstanding Loans Payable of $14,418 to its Parent Company, Mate Maker Pty Ltd., as of September 30, 2024 and December 31, 2023. This represents funds transferred during the early stage of the Company. The balance is a non-interest bearing loan and is payable on demand.

The Company entered into a revenue-based financing arrangement on May 14, 2024, where it received funding of $28,755. Repayment terms include payments of $340 each weekday, Monday to Friday, for 172 days. The total expected amount of the repayment is $40,800. The remaining balance as of September 30, 2024, is $28,310.

Additionally, the Company entered into two receivables financing arrangements in June and September 2024, where it agreed to sell $10,000 and $25,000, respectively, of its future receivables in exchange for funds. The interest rate for the financing arrangement is 4%. The remaining balances on the financing arrangements are $9,450 and $21,867, as of September 30, 2024.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

The Company is a single-member managed limited liability company, being wholly (100%) owned by Mate Maker Pty Ltd. - an Australian Company.

<u>Allocation of Profits and Losses.</u>

All profits and losses of the Company shall be allocated to the Members in accordance with their ownership percentages, unless the Manager determines that a different allocation is in the best interest of the Company.

<u>Allocation of Distributions</u>.

All distributions of cash or other assets of the Company shall be made to the Members when and as determined by the Manager.

<u>Winding Up.</u>

If the Company is dissolved, the Manager shall wind up the affairs of the Company.

<u>Distribution of Assets.</u>

Upon the winding up of the Company, subject to the provisions of the Act, the Members shall pay or make reasonable provision to pay all claims and obligations of the Company, including all costs and expenses of the liquidation and all contingent, conditional or unmatured claims and obligations that are known to the Members but for which the identity of the claimant is unknown. If there are sufficient assets, such claims and obligations shall be paid in full and any such provision shall be made in full. If there are insufficient assets, such claims and obligations shall be paid or provided for according to their priority and, among claims and obligations of equal priority, ratably to the extent of assets available therefor. Any remaining assets shall be distributed to the Members proportionate to their Membership Interests.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 14, 2024 , the date these financial statements were available to be issued.

The Company underwent a Staturoy Conversion in November 2024 and became Mate Maker Beverages, Inc.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF MATE MAKER

Brew a better tomorrow

Mate Maker co. brews sustainable, transparent and better booze products in the rapidly growing RTD alcohol space by only using real ingredients and nothing artificial. A lifestyle brand that's backed by a world class list of ambassadors and a leadership team with over 50 years experience from Diageo DIAGEO, Pabst Blue Ribbon and Firestone Walker.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BORN IN AUSTRALIA
BREWED IN SAN DIEGO

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

Invest Now
10.0% Interest Rate

MIN INVEST ⓘ	VALUATION CAP
$250	$15M

REASONS TO INVEST



A $13B market - The RTD alcohol category is the fastest growing sub-category within total alcohol. Valued at over $13B, Mate Maker co. has a portfolio of better-for-you products to unlock this opportunity.

Leadership team with over 50 years experience - ex DIAGEO, Pabst Blue Ribbon and Firestone Walker executive team that have led the world's largest alcohol brands.

Proven concept - Over 700+ accounts in 12 months including major retailers like Whole Foods, Total Wine & More, BevMo!, Gelson's and more.

TEAM



Justin Medcraft • CEO, Principal Accounting Officer, Director & Founder

DIAGEO PLC- Global senior brand manager (Smirnoff)
Pabst Brewing co- Brand Director (Pabst Blue Ribbon)

Firestone Walker / 805- Brand Director

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Joshua Makler • Brewmaster & Director of Production

Brewmaster/ Director of brewing- Juneshine
Lead Brewer- Boochcraft

Brewer- NOVA brewing

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Tom Appleton • Co-Founder & Advisor

DIAGEO- Head of on premise / Sales executive
Four pillars gin/LION- Commercial Director / Sales executive

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Danny Robson • Co-Founder & Brand Ambassador

Artist management- RUFUS DU SOL

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THE PITCH

Better-For-You Booze Platform Brewing Sustainable, Transparent & Delicious Ready-to-Drink Products

This is the story of Mate Maker co., a real one. Like many great stories, it all started with a simple question; if you choose to drink, why not drink better? – something that's better for us, and better for the

world around us.

We're a group of lifelong mates from all walks of life who teamed up to build a sustainably minded drinks business – with the goal of bringing people together, while giving the planet a high five.

Our mission is to craft sustainable, transparent, and better booze products by only using real, organic ingredients and nothing artificial with a community of mates that can share in our success.

To support the rapid growth and rollout, Mate Maker co. is embarking on its first crowdfunding campaign to raise capital and continue to propel our company into the future.


MATE MAKER CO
HARD KOMBUCHA
MANGO PEACH SMASH
VODKA
UNLOCKING THE
$13 BILLION
CATEGORY OPPORTUNITY
Hard Kombucha | Canned Cocktails
Hard Tea | New Innovation

THE MARKET

Cheers to the $13 Billion RTD Market Opportunity

“Better for you” is driving growth across every CPG sector and now alcohol. Gen Z represents the largest and wealthiest generation in history and are reported to be drinking 20% less than Millennials, who in turn are drinking less than baby Boomers and Gen X did before them. This shift in consumption is part of a global movement towards moderation and balance within our lives and in turn making a conscious decision on when to choose to drink.

This shift in priorities has heightened the importance of brands that share today's consumer values and products that are made with real, transparent ingredients and nothing artificial.[x,x]

This movement has in turn shifted the products that next generation consumers are picking up off the shelves. Within total beverage alcohol; Ready-to-Drink (RTD) is the fastest growing sub-category in total alcohol: now accounting for over 12% of all alcohol volume, the RTD category is valued at over $13 billion and growing at 4% YOY.[x]


READY-TO-DRINK CATEGORY CONTINUES TO EXPLODE
$13 BILLION
Annual sales
4%
Annual growth
12%
Share of all alcohol volume in USA
MATE MAKER CO
HARD KOMBUCHA

Enter Mate Maker co. - We’re building a portfolio of RTD alcohol products that aims to tap into this movement of transparency, real ingredients, and nothing artificial.



OUR MISSION

CRAFT SUSTAINABLE, TRANSPARENT & BETTER BOOZE PRODUCTS BY ONLY USING REAL INGREDIENTS & NOTHING ARTIFICIAL.

Hard Kombucha that's juicy, refreshing and made with nothing but clean, organic ingredients that taste great!



REAL FRUIT.

REAL REFRESHING.

REAL FRUIT + GREEN TEA + KOMBUCHA + FERMENTED TO 6% ABV

WHAT IT IS

- SHELF STABLE
- MADE WITH 100% REAL JUICE
- ORGANIC GREEN TEA
- NO GMOS
- SMOOTH, REFRESHING AND DELICIOUS TASTE
- 140 CALORIES
- GLUTEN FREE
- VEGAN

WHAT IT'S NOT

- NO ARTIFICIAL FLAVORS
- NO SWEETNERS OR STEVIA
- NO VINEGARY TASTE
- NO PRESERVATIVES
- NO COLORING
- RISK OF SPOILING OR GOING OFF

Our hard kombucha core lineup

Deliciously refreshing hard kombucha that's small batch brewed with real, organic ingredients and nothing artificial. Crisp, dry and never too sweet. Available in three core flavors;Mango Peach Smash, Blood Orange P.O.G. and Tropical Punch.

Hard Kombucha seasonal mixed pack
Jump into the Mate Maker co variety pack and join the party wave of real fruit and refreshment. Stoke out your tastebuds with three of our classic flavors; Mango Peach Smash, Blood Orange P.O.G. and Tropical Punch as well as our newest mate to the party only available in this mixed pack; Pink Grapefruit Paloma.



MATE MAKER CO
HARD KOMBUCHA
CORE FLAVOR LINEUP

MATE MAKER VARIETY PACK
6% ABV
8x
NEW FLAVORS!
2025 SUMMER MIXED PACK

OUR TRACTION

We've Proven the Concept & Demonstrated Massive Momentum

Since launching in April 2023, we've demonstrated major growth and have already proven the concept in the most competitive beverage market in the USA: Southern California.

Our wins in the last twelve months include:



700+ Accounts ordering in San Diego, Orange County & LA alone

190 Draft handles in Southern California

400K+ Cans sold in 2024



We've secured ranging across a majority of national chains including:

WHOLE FOODS MARKET

Total Wine & MORE

BevMo!

LAZY ACRES natural market

GROCERY OUTLET bargain market

Bristol Farms

MOTHER'S

+ MORE



Impressions through our ambassador network

95M+ PR impressions

45M+ Social media impressions

ASHER PACEY FREE SURFER

TORAH BRIGHT OLYMPIAN

HAYDEN JAMES

JESSE & PIXIE

WHAT SO NOT

Brew a better tomorrow: Our sustainability initiatives.

We're implementing a number of initiatives that allow us to help reduce our footprint and contribute to the thriving communities that we operate in. From implementing zero plastic and being 100% recyclable, to using organic ingredients that aren't sprayed with chemicals, harmful pesticides and fertilizers that impact the local ecosystem. We've taken a great deal of care into creating a drink that's delicious and uses ingredients that are less harmful to the planet.

We're also working with some incredible partners that are dedicated to positive climate action at a grassroots level.













ORGANIC
MATE MAKER CO HARD KOMBUCHA
BREW A BETTER TOMORROW
ZERO PLASTIC
ORGANIC INGREDIENTS
GRASSROOTS NON-PROFITS
1% FOR THE PLANET
THE COASTLINE NEEDS US
CLIMATE CHANGE CONTINUES TO IMPACT THE COAST OF AUSTRALIA IN A NUMBER OF WAYS
SURFRIDER FOUNDATION AUSTRALIA
MATE MAKER CO HARD KOMBUCHA
SURFERS FOR CLIMATE
MATE MAKER CO HARD KOMBUCHA
OUR PLEDGE
MATE MAKER WILL DONATE $2 FROM EVERY 4 PACK SOLD IN THE MONTH OF JUNE TOWARDS THESE PARTNERS.

West coast focus:

According to the US Bureau of Statistics, California has the 5th largest GDP in the world valued at over $3.9 trillion and provides a scaled market in its own right.[x,x]

Our three-year plan is solely focused on becoming a leader in the Ready to Drink (RTD) alcohol category within California by creating a portfolio of beverages under the Mate Maker co. banner in partnership with our existing distributors and retailer partners.


5TH LARGEST
GPD GLOBALLY
$3.9 TRILLION
ANNUAL SPENDING
CALI
FOR
NIA
USA
SACRAMENTO
SAN FRANCISCO
MONTEREY
FRESNO
LOS ANGELES
SAN DIEGO

THE PROBLEM & OUR SOLUTION

World Class Canned Cocktails at an Approachable ABV (Alcohol by Volume)

The Issue: Canned cocktails are high ABV and high sugar:

High ABV (Alcohol by Volume) is a limiting factor for consumers looking to moderation but wanting world class cocktails with full flavor. Many of the leading canned cocktail options on the market are high calorie, packed full of sugar and use artificial ingredients and ingredients you can't pronounce.

The Opportunity:

We have spent over 12 months developing a portfolio of premium canned cocktails that allow consumers to still have a full flavor, lower calorie option at an approachable ABV without all the artificial ingredients.



LOW ABV, LOW FLAVOR HARD SELTZER
LOW ABV 4.5% ABV
LOW CALORIES: 100 CAL
LOW FLAVOR
LOW SUGAR
THE OPPORTUNITY: LOW CALORIE FULL FLAVOR CANNED COCKTAILS
APPROACHABLE ABV - 6% ABV
FULL FLAVOR: 100% REAL JUICE
LOW CALORIES: 160 CAL NO ADDED SUGAR
WORLD CLASS COCKTAILS
HIGH ABV, HIGH SUGAR CANNED COCKTAILS
HIGH ABV +10-15% ABV
HIGH CALORIES: 300-400 CAL
HIGH SUGAR 27G SUGAR

The Solution:
Sessionable 6% ABV canned cocktails made with premium craft spirits, real juice, no added sugar and nothing artificial.


REAL FRUIT COCKTAILS
MATE MAKER CO
TEQUILA
RUBY MARGARITA
REAL FRUIT COCKTAILS
MATE MAKER CO
TEQUILA
MANGO MARGARITA
REAL FRUIT COCKTAILS
MATE MAKER CO
TEQUILA
LIME MARGARITA
REAL FRUIT COCKTAILS
MATE MAKER CO
TEQUILA
ISLAND MARGARITA


CANNED COCKTAILS FOR THOSE SEEKING MODERATION & FULL FLAVOUR
6% ABV
VODKA VARIETY PACK
8X
TEQUILA VARIETY PACK
REAL FRUIT COCKTAILS
MATE MAKER CO
CRAFT SPIRITS | REAL JUICE | 6% ABV

World class team with an authentic story:
We're a group of industry veterans that have built and scaled the world's largest beverage brands both globally and within the USA. From Smirnoff Vodka, Johnnie Walker, Pabst Blue Ribbon, Firestone Walker/805 and beyond, our team has unparalleled experience in the space.

THE TEAM



JUSTIN MEDCRAFT
FOUNDER
DIAGEO PLC,
PABST BREWING CO,
FIRESTONE WALKER BREWING CO



TOM APPLETON
CO-FOUNDER
DIAGEO PLC,
FOUR PILLARS GIN



DANNY ROBSON
CO-FOUNDER
ROSE AVE RECORDS,
RÜFÜS DU SOL



JOSHUA MAKLER
BREWMASTER &
DIRECTOR OF PRODUCTION
BOOCHCRAFT, JUNESHINE,
NOVA BREWING

Authentic story with world class brand ambassadors:

This is not another celebrity backed brand, we're a community of mates with a global audience that share over 20 years of friendship that are now coming back together to build the next iconic lifestyle brand within the alcohol category.

Blue Chip Advisory Group:

We've brought together a top tier group of mentors that have led some of the world's most exciting and trusted brands across the CPG, investment banking, real estate and start up space to advise us as we aggressively scale up in 2025 and beyond.

ADVISORY GROUP



MATT BRUHN
OLIPOP PBC, PABST BREWING CO,
DIAGEO PLC



CHRIS CHEE
REDCAPE, BLACKSTONE GROUP,
UBS, BLACKROCK



DAMIAN CANNING
ACCESSFINTECH, COINROUTES,
FAST LANE ENTERTAINMENT,
BREATHE, iCHAMELEON

WHY INVEST

Join the Community & Let's Be Mates!

This isn't just about investing in a product, it's about investing in a lifestyle brand that's building a movement of transparency, moderation, and good times each time we crack a can. Join us in bringing transparency to the world of alcohol and be part of a community that's sharing its success with everyone.

Let's be mates!


WHY INVEST?
MATE MAKER CO HARD KOMBUCHA
PINEAPPLE TEPACHE
MATE MAKER CO HARD KOMBUCHA
LET'S BE MATES!
PROVEN MOMENTUM
Growth & secured retailer footprint
WORLD CLASS TEAM
With over 50 years experience
EARLY ACCESS
Seed round access with high growth potential
RTD CATEGORY IS EXPLODING
$13B annual sales & growing at 4%

Explore More Investment Opportunities in Food & Beverage on StartEngine!

Looking for more investment options in the Food & Beverage space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
1733 National AVE #B
San Diego, CA 92113

WEBSITE
View Site ↗

Mate Maker co. brews sustainable, transparent and better booze products in the rapidly growing RTD alcohol space by only using real ingredients and nothing artificial. A lifestyle brand that's backed by a world class list of ambassadors and a leadership team with over 50 years experience from Diageo DIAGEO, Pabst Blue Ribbon and Firestone Walker.

TERMS

Mate Maker

Overview

INTEREST RATE
10.0%

VALUATION CAP ⓘ
$15M

MATURITY DATE ⓘ
Nov 21, 2026

FUNDING GOAL ⓘ
$15k - $1M

Breakdown

MIN INVESTMENT ⓘ
$250

OFFERING TYPE ⓘ
Convertible Notes

DISCOUNT RATE ⓘ
10.0%

TYPE OF EQUITY
Common Stock

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing   →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$227,908	$112,788
Cash & Cash Equivalents	-$3,107	$485
Accounts Receivable	$49,260	$13,951
Short-Term Debt	$147,400	$19,856
Long-Term Debt	$0	$0
Revenue & Sales	$293,711	$125,863
Costs of Goods Sold	-$143,575	-$75,395
Taxes Paid	$0	$0
Net Income	-$220,596	-$212,069

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange

Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Common Stock in Mate Maker. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 10.00% discount on the price the new investors are paying. You also receive 10.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Investment Incentives and Bonuses*

Loyalty Bonus

If you are a predesignated community member of Mate Maker Co., you are eligible for an additional bonus interest (10%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 3% increase in the annual interest rate.

Early Bird 2: Invest $5,000+ within the first 2 weeks | 5% increase in the annual interest rate

Early Bird 3: Invest $10,000+ within the first 2 weeks | 7% increase in the annual interest rate

Early Bird 4: Invest $20,000+ within the first 2 weeks | 10% increase in the annual interest rate

Early Bird 5: Invest $50,000+ within the first 2 weeks | 15% increase in the annual interest rate

Amount-Based Perks

Initial Investor: Invest $500+ and receive a promo code for merch.

Club Mixer: Invest $1,000+ invite to the Mate Maker investor summit/annual party plus promo codes for merch.

Event Sponsor: Invest $5,000+ access to a show by one of our ambassadors in your city, Mate Maker investor merch pack and invite to the Mate Maker investor summit/annual birthday party.

Brewmaster package: $10,000+ and receive 5% increase in the annual interest rate, Mate Maker investor merch pack, invite to the Mate Maker investor summit/annual birthday party and an exclusive brewery visit with our Brewmaster.

Flavor maker package: $25,000+ and receive 7% increase in the annual interest rate, Mate Maker investor merch pack, samples of new flavors prior to launch, VIP tickets to an ambassador show in your city, and invite to the Mate Maker investor summit/annual birthday party.

Flavor Pioneer: $50,000+ and receive 10% increase in the annual interest rate, not only all perks from previous tiers but also collaborate on your own exclusive flavor with our Brewmaster.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Mate Maker Beverages Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

PRESS



Rolling Stone
Rüfüs Du Sol Launch Hard Kombucha Inspired by Music and Mates

View Article

BREWBOUND
Rüfüs Du Sol, Diageo Veterans Launch Hard Kombucha in the U.S.

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Billboard
Rüfüs Du Sol Drop Hard Kombucha Drinks Range

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Tastemade

How do you feel about hard kombucha this summer -   or   ?

View Article

Food Dive

FOOD**DIVE**

Why a Pabst, Diageo veteran and a Grammy-winning band teamed up on hard kombucha

View Article

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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

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At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ^

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The one thing that's true whether you're from Australia or America is sharing a drink with someone new has the potential to create a lifelong friendship. And that's what Mate Maker is all about. It's about connecting us all and bringing people together while creating a drinks company and having a great time along the way. To support the rollout of mate maker since launching just over twelve months ago, we're undergoing our first crowdfunding campaign here in the US. This campaign's going to allow us to raise capital and continue to propel our company into the future.

So if you take a walk down the grocery aisle you'll notice that better for you products are exploding and have been growing every category in the last twenty years this is part of a huge movement as people look to purchase products that are not only better for them but also better for the world around them. But better for you has evolved recently. It's no longer just about just low calorie and low sugar. People are looking for products that are embracing transparency, that are using real ingredients, and that have a strong sustainability strategy backing them.

The READY TO DRINK category is currently undergoing a significant amount of growth. Currently valued at over $ 13 billion and growing at 4% every single year. A huge part of this is due to the fact that people are opting to new and exciting flavors and away from the traditional choices that their parents made in beer and wine.

When we had the idea for Mate Maker Co we wanted to build a true lifestyle brand that had a portfolio of products within the ready to drink segment for those consumers that chose quality over quantity.

We've been able to bring together a world class team with over 50 years' experience that's built some of the largest beverage brands on the planet and some of the most exciting brands here within California. From Diageo to Pabst to Firestone walker our killer team is ready to build the next iconic brand in the alcohol space.

From professional snowboarders, to free surfers, to world class DJs, we are community mates with over 20 years of friendship that are now excited to be building the next iconic lifestyle brand in the alcohol space.

And finally through our ambassador network we're able to reach millions of consumers delivering over 95 million media impressions and 45 million social impressions in the last 12 months alone.

In just over 12 months since launching in the USA we've been pounding the pavement and getting to work.

We're on track to grow at over 650% selling over 25,000 cases this year alone. Our small but mighty team has been hitting the streets and securing over 700 buying accounts across San Diego, Orange county and Los Angeles.

This summer we've been able to roll out our product across major chain retail banners including Whole Foods, Bevmo, Total wine, Gelsons and many more.

As we look to the next 3 years Our focus is to be a leader in the premium ready to drink alcohol category. In 2025 we'll focus on expanding our hard kombucha products alongside our network of distributors and retail partners to open up 2000 locations within the state of California.

We will also be expanding our portfolio within the fastest growing sub-segment in alcohol: Spirit based RTD. This category is growing at +22.5% YOY and representing annual sales of over $2.5 billion, and through expanding into this adjacency its going to allow us to reach more consumers in more occasions through new and exciting innovative products.

This isn't just about investing in a product, this is about investing in a brand that's building a portfolio of products and a movement of transparency, real ingredients and sustainability every time we crack a can.

So jump on this party wave and lets crack a few mate makers together on this exciting journey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1._____ Note Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Purchase Procedure</u>.

(a)   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow arrangements.</u> Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c)   <u>Special provisions for cryptocurrency payments</u>. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) <u>Transfers upon challenged transactions</u>. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of September 30, 2024 and the related consolidated statements of income and cash flows for the two-year period that ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. RNB Capital LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

   (i)   To the Company;

   (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

   (iii)   As part of an offering registered under the Securities Act with the SEC; or

   (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits</u>. Subscriber represents that either:

   (i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT

IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted   %%NAME_OF_ISSUER%%
on %%NOW%%.   By:
                                       %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2024 - CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the broker dealer StartEngine Primary LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on November 21, 2026 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   **Conversion; Repayment Premium Upon Sale of the Company.**

(a)   In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at a conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.   Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5.   Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.   Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7.   Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

> e)   The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

> f)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

> g)   Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8.   Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. **Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. **Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. **Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. **Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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